Seward & Kissel LLP
                               901 K Street, N.W.
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                    October 31, 2012
VIA EDGAR
----------

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AllianceBernstein Discovery Growth Fund, Inc. (formerly
    AllianceBernstein Small/Mid Cap Growth Fund, Inc.)
    Post-Effective Amendment No. 149
    File Nos. 2-10768 and 811-00204
    ---------------------------------------------------------

Dear Ms. O'Neal-Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Discovery Growth Fund, Inc. (the "Fund"), as provided orally to Joanne A. Skerrett of this office on October 10, 2012. We note that this filing was made under Rule 485(a) of the Securities Act of 1933 solely to change the name of the Fund. We requested selective review as no other disclosure in the Prospectus was changed and the disclosure had been reviewed by the Staff on a number of occasions. The Staff, however, commented on a number of issues as discussed below. The Staff's comments and our responses are as follows.

Prospectus

Comment 1:   Fees and Expenses of the Fund - Acquired Fund Fees and Expenses:
             Please confirm that Acquired Fund Fees and Expenses will not be greater than one basis point.

Response:    The Adviser expects that Acquired Fund Fees and Expenses may be one basis point or more and will therefore be reflected in the Fee
             Table.

Comment 2:   Fees and Expenses of the Fund - Shareholder Fees:  The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading
             "None", should be 1% as is stated in the footnote (a) and footnote
             (a) should instead explain the circumstances upon which no CDSC will occur. Please update the performance information if appropriate to reflect the CDSC.

Response:    The CDSC for Class A Shares is not charged to a typical investor and only applies in limited circumstances. We believe it is misleading to include it in the table. We have revised footnote (a) to clarify the limited circumstances in which the 1%, 1-year CDSC applies, which are for purchases of Class A shares in amounts of $1,000,000 or more, or by certain group retirement plans.

Comment 3:   Principal Strategies: With respect to the disclosure that the Fund may in the future define small- and mid-capitalization companies using a different classification, please inform the Staff: (1) of how often the Fund intends to deviate from its current classifi-cation of small- and mid-capitalization companies and (2) what other determining factors the Fund would use to classify small- and mid-capitalization companies.

Response:    The Fund has no present intention to change to a different classi-
             fication but reserves the flexibility to do so. If it were to make such a change, the Fund would use appropriate factors that would be based on the circumstances existing at that time.

Comment 4:   Principal Risks: Please inform the Staff whether the Fund intends to invest in emerging market countries and, if such investment is a principal strategy, please add appropriate disclosure and a risk factor. Alternately, the Fund may bolster its current Foreign Risk disclosure to include emerging market risk.

Response:    The Fund does not currently intend to invest in emerging market countries.

Comment 5:   Principal Risks:  Please add disclosure describing the risks of investments in exchange-traded funds ("ETFs").

Response:    Investments in ETFs do not present particular risks that are different from the principal risks currently disclosed, such as market risk or capitalization risk. We have not revised the Prospectus in response to this comment.

Comment 6:   Principal Risks:  Please add disclosure describing the risks of investments in reverse repurchase agreements.

Response:    We have deleted the disclosure concerning investments in reverse repurchase agreements from the discussion of the Fund's principal strategies.

Comment 7:   Principal Risks:  As reflected in the ICI Letter, derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Portfolio and specific as to the Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:    We believe that the disclosure is consistent with the ICI Letter.

Comment 8:   Additional Information About The Fund's Risks and Investments:
             Regarding credit default swap agreements ("CDS"), if the Fund intends to write CDS, please provide disclosure that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:    The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 9:   Additional Information About The Fund's Risks and Investments -
             Short Sales: Please confirm to the Staff that interest expense associated with short selling of securities will be reflected in the Fee Table.

Response:    This is to confirm that interest expense associated with short selling of securities will be reflected in the Fee Table.

Comment 10:  Management of the Fund - Investment Adviser:  Please include the period covered by the semi-annual or annual report that discusses the Board's approval of the Fund's investment advisory agreement.

Response:    We have revised the prospectus in response to this comment.

Comment 11:  Management of the Fund - Portfolio Managers:  Please include the disclosure described in Item 10(a)(2) of Form N-1A.

Response:    We have revised the prospectus in response to this comment.

                               *          *          *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                 Sincerely,

                                                 /s/ Joanne A. Skerrett
                                                ------------------------
                                                     Joanne A. Skerrett


cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.


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